SUPPLEMENT Dated August 16, 2010
To the Prospectus Dated April 30, 2010

ING Select Rate
Issued By ING Life Insurance and Annuity Company

This supplement updates the prospectus. Please read this supplement carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Service Center at 1-888-854-5950.

For Contracts issued in <u>New Jersey</u>:

1. Please add the following Important Note after the table under the heading "**Spousal Beneficiary Contract Continuation**" on page 20:

    ○ **IMPORTANT NOTE:** For contracts issued in New Jersey only, a surviving civil union partner will have the same option to continue the Contract as a surviving spouse. All references in this section to a "surviving spouse" shall apply equally to a civil union partner. If the contract is continued by a civil union partner, the Death Benefit must be paid in accordance with Section 72(s) of the Code.

2. **Right to Examine and Return this Contract –** You may return the Contract within 10 days of your receipt of it, and you have up to 30 days if the Contract was issued as a replacement contract. If so returned, we will promptly pay you the Accumulation Value, including any Contract fees or other charges.